UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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Form 6-K

 ___________________________

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2020

Commission File Number: 000-53445

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KB Financial Group Inc.

(Translation of registrant’s name into English)

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26, Gukjegeumyung-ro 8-gil, Yeongdeungpo-gu, Seoul 07331, Korea

 (Address of principal executive office)

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Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20‑F or Form 40‑F.

Form 20‑F ☒               Form 40‑F ☐

Indicate by check mark if the registrant is submitting the Form 6‑K in paper as permitted by Regulation S‑T Rule 101(b)(1): ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6‑K in paper as permitted by Regulation S‑T Rule 101(b)(7): ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

2020 First Quarter Preliminary Operating Results

On April 23, 2020, KB Financial Group Inc. (“KB Financial Group”) held an earnings conference and released its preliminary operating results for the first quarter of fiscal year 2020. The following tables reflect the key figures released during the conference. The presentation materials for the conference, which contain further details, are available at KB Financial Group’s website (http://www.kbfg.com).

The preliminary figures presented herein are based on International Financial Reporting Standards as adopted by the Republic of Korea (“K-IFRS”) and are currently being reviewed by KB Financial Group’s independent auditors and are subject to change.

1.      Preliminary Operating Results of KB Financial Group (Consolidated)

(Won in millions, %)		1Q 2020	4Q 2019	% Change Increase (Decrease) (Q to Q)	1Q 2019	% Change Increase (Decrease) (Y to Y)
Operating revenue	Specified Quarter	19,273,137	9,230,463	108.80	12,337,332	56.22
	Cumulative	19,273,137	47,169,682	―	12,337,332	56.22
Net operating profit	Specified Quarter	1,039,119	773,052	34.42	1,159,249	(10.36)
	Cumulative	1,039,119	4,490,649	―	1,159,249	(10.36)
Profit before income tax	Specified Quarter	1,019,396	749,090	36.08	1,165,943	(12.57)
	Cumulative	1,019,396	4,533,986	―	1,165,943	(12.57)
Profit for the period	Specified Quarter	738,937	535,116	38.09	845,930	(12.65)
	Cumulative	738,937	3,313,199	―	845,930	(12.65)
Profit attributable to shareholders of the parent company	Specified Quarter	729,454	534,699	36.42	845,652	(13.74)
	Cumulative	729,454	3,311,828	―	845,652	(13.74)

Note)

“Operating revenue” represents the sum of interest income, fee and commission income, insurance income, gain on financial assets/liabilities at fair value through profit or loss and other operating income.

2.      Preliminary Operating Results of Kookmin Bank (Consolidated)

(Won in millions, %)		1Q 2020	4Q 2019	% Change Increase (Decrease) (Q to Q)	1Q 2019	% Change Increase (Decrease) (Y to Y)
Operating revenue	Specified Quarter	9,012,039	3,194,040	182.15	5,308,928	69.75
	Cumulative	9,012,039	21,166,968	―	5,308,928	69.75
Net operating profit	Specified Quarter	832,604	606,768	37.22	775,564	7.35
	Cumulative	832,604	3,328,119	―	775,564	7.35
Profit before income tax	Specified Quarter	797,381	594,036	34.23	776,583	2.68
	Cumulative	797,381	3,318,472	―	776,583	2.68
Profit for the period	Specified Quarter	586,347	432,358	35.62	572,813	2.36
	Cumulative	586,347	2,439,079	―	572,813	2.36
Profit attributable to shareholders of the parent company	Specified Quarter	586,347	432,358	35.62	572,813	2.36
	Cumulative	586,347	2,439,079	―	572,813	2.36

Note)	“Operating revenue” represents the sum of interest income, fee and commission income, gain on financial assets/liabilities at fair value through profit or loss and other operating income.

3.      Preliminary Operating Results of KB Securities Co., Ltd. (“KB Securities”) (Consolidated)

(Won in millions, %)		1Q 2020	4Q 2019	% Change Increase (Decrease) (Q to Q)	1Q 2019	% Change Increase (Decrease) (Y to Y)
Operating revenue	Specified Quarter	5,245,386	1,610,521	225.69	2,512,459	108.77
	Cumulative	5,245,386	8,088,988	―	2,512,459	108.77
Net operating profit (loss)	Specified Quarter	(20,808)	66,630	*	117,607	*
	Cumulative	(20,808)	360,468	―	117,607	*
Profit (Loss) before income tax	Specified Quarter	(16,555)	64,023	*	121,882	*
	Cumulative	(16,555)	398,557	―	121,882	*
Profit (Loss) for the period	Specified Quarter	(14,682)	48,231	*	87,276	*
	Cumulative	(14,682)	290,071	―	87,276	*
Profit (Loss) attributable to shareholders of the parent company	Specified Quarter	(14,688)	48,229	*	87,275	*
	Cumulative	(14,688)	290,057	―	87,275	*

Note	1)

Based on KB Securities’ consolidated financial statements, as a result of which the figures differ from KB Securities’ earnings results to be released at KB Financial Group’s 2020 first quarter earnings conference, which are based on KB Financial Group’s consolidated financial statements.

	2)	“Operating revenue” represents operating income based on KB Securities’ financial statements.
	3)	* indicates that a loss was recorded in the current period compared to a profit in the previous period

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

KB Financial Group Inc.
(Registrant)

Date: April 23, 2020	By:/s/ Ki-Hwan Kim
(Signature)

Name: Ki-Hwan Kim
Title: Deputy President and Chief Finance Officer